FOR IMMEDIATE RELEASE                        Contact: Guy T. Marcus
03/31/00                                     Vice President-Investor Relations
                                             214/978-2691

                    HALLIBURTON'S NEW MANAGEMENT ASSIGNMENTS

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) announced today new management leadership assignments designed to better facilitate the increasing upstream petroleum industry needs for integrated solutions and services capabilities that exist within the company's Energy Services Group business segment -- and the segment's Halliburton Energy Services, Brown & Root Energy Services and Landmark Graphics Corporation business units.
         The new assignments, which become effective April 3, 2000, are as follows:
o Energy Services Group - Edgar Ortiz (58) will become president and chief executive officer of the Energy Services Group business segment, which consists of Halliburton Energy Services, Brown & Root Energy Services and Landmark Graphics. Ortiz will have the direct responsibility for the group and will develop the strategy and vision that will enable us to capture the integrated value of these companies. Ortiz has an excellent track record in a variety of management positions in his 22 years with the company, most recently as president of Halliburton Energy Services.
o Brown & Root Energy Services - Randy Harl (49) will become president of Brown & Root Energy Services. Harl has most recently done an excellent job in managing the profitable Brown & Root Services business unit. He brings to the Brown & Root Energy Services job 25 years of experience in the engineering and construction business.


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         Halliburton Company                         page 2

o Halliburton Energy Services - Jody Powers (53) will become president of Halliburton Energy Services. Powers has a long, successful track record of 31 years at Halliburton in a number of senior management positions. He has spent the last three years building and managing our successful strategic account management process.
o Brown & Root Services - Larry Pope (58) will become president of Brown & Root Services. Pope has spent his entire career in the engineering and construction industry, including the last 12 years at Halliburton. He has been president of Brown & Root and most recently chief operating officer of Kellogg Brown & Root.
         Dick Cheney, Halliburton Company's chairman of the board and chief executive officer, said, "The new assignments will place management leadership skills within the organization to better facilitate achievement of our objectives to improve operational efficiencies, take advantage of cost-saving opportunities, speed the decision making process and strengthen the organization's position as we prepare to take advantage of market conditions that are now beginning to improve worldwide."
         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group and Dresser Equipment Group business segments. The company's World Wide Web site can be accessed at http://www.halliburton.com.

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                       The Exhibit Index Appears on Page 4